Exhibit 2.1

PARTICIPATION PURCHASE

AGREEMENT

BETWEEN

SUNRISE TELECOM INCORPORATED

AND

LTE INNOVATIONS OY

REGARDING THE ENTIRE PARTICIPATION IN

SUNRISE TELECOM S.R.L.

19 November 2008

TABLE OF CONTENTS

1.	DEFINITIONS	4

2.	PURCHASE AND SALE	10

2.1	OBJECT	10
2.2	TRANSFER	10

3.	PURCHASE PRICE	10

3.1	AMOUNT	10
3.2	PAYMENTS AT CLOSING; DEFERRED PAYMENT	10

4.	TRANSFER OF TITLE	11

5.	CLOSING	12

5.1	THE CLOSING	12
5.2	CONDITIONS PRECEDENT	12
5.3	RESPONSIBILITY FOR SATISFACTION	13
5.4	LONG-STOP DATE	13
5.5	PRE CLOSING OBLIGATIONS	14
5.5.1	General Obligations	14
5.5.2	Conduct of the Business	14
5.5.3	Leakage	16
5.5.4	Notification Obligations	17
5.6	TERMINATION	17
5.7	CLOSING EVENTS	18

6.	REPRESENTATIONS, WARRANTIES AND ASSURANCES OF VENDOR	19

6.1	ORGANIZATION	20
6.2	RECORDS AND DOCUMENTATION	20
6.3	TITLE AND AUTHORITY TO TRANSFER THE PARTICIPATION; CAPITALIZATION	20
6.4	ACCOUNTS AND BOOK-KEEPING MATERIAL	21
6.5	NO UNDISCLOSED LIABILITIES	22
6.6	INSOLVENCY ETC.	22
6.7	ASSETS AND PROPERTIES	23
6.8	INTELLECTUAL PROPERTY	24
6.9	INFORMATION TECHNOLOGY	26
6.10	COMPLIANCE	27
6.11	ENVIRONMENTAL MATTERS	27
6.12	INSURANCE	28
6.13	AGREEMENTS AND UNDERTAKINGS	29
6.14	EMPLOYMENT AND PENSION MATTERS	32
6.15	PRODUCT WARRANTY AND LIABILITY	34
6.16	COMPETITION PRACTICES AND COMPETITION CLAUSES; SUBSIDIES	34
6.17	TAX WARRANTIES	34
6.18	CLAIMS; LITIGATION	36
6.19	THE PERIOD SINCE THE BALANCE SHEET DATE	36

6.20	NATURE OF DISCLOSURE	37

7.	REPRESENTATIONS, WARRANTIES AND ASSURANCES OF PURCHASER	37

8.	INDEMNITY OF VENDOR	38

8.1	GENERAL INDEMNITY	38
8.2	LIMITATIONS OF GENERAL INDEMNITY	39
8.2.1	Monetary Limitations	39
8.2.2	Time Limitations	39
8.2.3	Other Limitations	40
8.3	SPECIFIC INDEMNITY	41

9.	ADDITIONAL AGREEMENTS	41

9.1	RELATED AGREEMENTS	41
9.2	NON COMPETITION, NON-SOLICITATION AND SECRECY	42
9.3	INTER COMPANY LIABILITIES	42
9.4	OTHER UNDERTAKINGS	43
9.5	RIGHT TO SET-OFF	43

10.	MISCELLANEOUS	43

10.1	NOTICES	43
10.2	LEGAL AND OTHER COSTS	44
10.3	SCHEDULES INCORPORATED	44
10.4	HEADINGS	44
10.5	ASSIGNMENT	44
10.6	NO WAIVER	45
10.7	TRANSFER TAX	45
10.8	GOVERNING LAW	45
10.9	ARBITRATION	45
10.10	AMENDMENTS	45
10.11	PROVISIONS SEVERABLE	45
10.12	PUBLICITY	45
10.13	COUNTERPARTS OF THE AGREEMENT	46

ii

LIST OF SCHEDULES

Schedule 1.1	Accounting Principles

Schedule 1.2	Accounts

Schedule 1.27	Surviving Intra-Group Agreements

Schedule 1.31	Intra-Group Receivables

Schedule 1.32	Key Employees

Schedule 1.40	Permitted Leakage

Schedule 5.2 (e)	Transferring Employees

Schedule 5.7 (a)	Agreed Form of Escrow Agreement

Schedule 5.7 (g)	Participation Transfer Form

Schedule 6 (a)	Disclosure Letter

Schedule 6 (b)	Vendor’s Knowledge

Schedule 6.2 (a)	Articles of Association and Registration Certificates

Schedule 6.5 (a)	Liabilities Incurred since the Balance Sheet Date

Schedule 6.7 (d)	Properties Owned, Used or Occupied

Schedule 6.8 (b)	Registered Intellectual Property Rights

Schedule 6.8 (c)	Material Non-registered Intellectual Property Rights

Schedule 6.8 (d)	Registered and Material Non-registered Intellectual Property Licensed to Third Parties

Schedule 6.8 (e)	Encumbrances on Intellectual Property Rights

Schedule 6.8 (h)	Open Source Software

Schedule 6.12 (c)	Insurance Claims

Schedule 6.13 (a)	Material Agreements

Schedule 6.13 (f)	Inter Company Arrangements

Schedule 6.14 (a)	List of Employees

Schedule 6.14 (f)	Collective Agreements etc.

Schedule 6.14 (p)	Pension Schemes

Schedule 9.1	Related Agreements

iii

PARTICIPATION PURCHASE AGREEMENT

THIS PARTICIPATION PURCHASE AGREEMENT is entered into on 19 November 2008, by and between

Sunrise Telecom Incorporated, a corporation organized and existing under the laws of California, USA having its registered office in 302 Enzo Drive, San Jose, California, CA 95138 USA and the Corporate tax Identity No. 77-0291197 (“Vendor”);

and

LTE Innovations Oy, a corporation organized and existing under the laws of Finland, having its registered office in Katinkuja 10, 15300, Lahti, Finland, and the Business Identity Code No 2135391-3 (“Purchaser”).

RECITALS:

A. Vendor owns one hundred per cent (100%) of the equity capital (in Italian “capitale sociale” as defined pursuant to the articles 2464 et seqq. of the Italian Civil Code) in Sunrise Telecom S.r.l., a limited liability company incorporated and existing under the laws of Italy, having its registered office in Via Jacopo Peri 41, Modena, Italy, the VAT code (in Italian “partita IVA”), tax code (in Italian “codice fiscale”) and registration with the companies’ register no. 02378730366, being engaged in the business of providing solutions to the communication service providers for the management of their telecommunications networks (the “Company”);

B. Purchaser is willing to acquire all of the issued and outstanding equity capital in the Company and Vendor is willing to sell and transfer such equity capital to Purchaser upon the terms and subject to the conditions below.

NOW, THEREFORE, the Parties (as defined below) hereby agree as follows:

1.	DEFINITIONS

As used in this Agreement, unless expressly otherwise stated or evident in the context, the following terms shall have the following meanings, the singular (where appropriate) shall include the plural and vice versa and references to Schedules and Sections shall mean Schedules and Sections of this Agreement:

1.1	“Accounting Principles”	shall mean the accounting principles set forth in Schedule 1.1 as consistently applied by the Company.

1.2	“Accounts”	shall mean the statutory audited annual accounts of the Company for the financial period ending on the Balance Sheet Date accompanied by the management’s report and the auditors’ statutory report, attached hereto as Schedule 1.2.

1.3	“Affiliated Company”	shall mean any company directly or indirectly Con-trolling, Controlled by or under common Control with another entity and “Affiliated Companies” shall be construed accordingly.

1.4	“Agreement”	shall mean this Participation Purchase Agreement and the Schedules hereto.

1.5	“Articles”	shall mean the Company’s articles of association.

1.6	“Balance Sheet Date”	shall mean 31 December 2007.

1.7	“Business”	shall mean the business of providing solutions to the communication service providers for the management of their telecommunications networks, as presently carried out by the Company, and as described as the “Protocol Products Group” –business in the Descriptive Memorandum prepared by Vendor and its advisors for the purpose of the transaction hereunder, including, without limitation, the assets and rights of whatever nature, relating to such business and in particular to the main products of the Company, i.e. “3GMaster”, “NeTracker” and “Mobile X-Ray”.

1.8	“Business Day”	shall mean a day (other than a Saturday or Sunday) on which banks are open for business in Finland and in Italy, and “Business Days” shall be construed accordingly.

1.9	“Closing”	shall mean the consummation of the transaction as contemplated in Section 5.

1.10	“Closing Date”	shall mean the date set out in Section 5.1.

1.11	“Company”	shall have the meaning set out in the Recitals, Section A.

1.12	“Contamination”	shall mean the presence (including storage) or release of any Hazardous Substances on, under or within buildings, drains and sewers or other constructions or otherwise on, under or within the Environment, in respect of which anyone may be liable under Environmental Law to carry out any investigation, remediation, disposal, precautionary measure or pay damages, fines or costs.

1.13	“Control”	(including the terms “controlling”, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to appoint, direct or cause the direction of the board of directors, management or policies of a person or entity, whether through the ownership of voting securities, by contract, or otherwise.

1.14	“Data Room Documents”	shall mean the documents disclosed in a virtual data room administered by Vendor and its advisors for the purpose of the Purchaser’s due diligence review, such documents being included in a CD-ROM delivered by the Company to the Vendor’s legal advisors and the Purchaser’s legal advisors on the date hereof.

1.15	“Deferred Payment”	shall have the meaning set out in Section 3.2 (a).

1.16	“Disclosure Letter”	shall mean the Disclosure Letter of even date herewith referred to in Section 6.

1.17	“Encumbrance”	shall mean any claim, charge, pledge, mortgage, lien, option, equity, retention of title, right of pre-emption, right of first refusal, requirement of consent or third party rights or security interest of any kind.

1.18	“Environment”	shall mean all or any of the following media: (i) air (including air within buildings); (ii) water (including water under or within land or in drains or sewers); (iii) soil and land and any ecological systems and living organisms supported by these media.

1.19	“Environmental Authority”	shall mean any legal person or body of persons having jurisdiction to determine any matter arising under Environmental Law and/or relating to the Environment.

1.20	“Environmental Laws”	shall mean all applicable laws, statutes, regulations, and decisions or the like of any relevant jurisdiction whose purpose is to protect, or prevent pollution of, the Environment or to regulate emissions, discharges, or releases of Hazardous Substances into the Environment, or to regulate the use, treatment, storage, burial, disposal, transport or handling of Hazardous Substances.

1.21	“Environmental Permits”	shall mean any licence, approval, authorisation, permission, notification, waiver, order or exemption which is issued, granted or required under any Environmental Law.

1.22	“Escrow Account”	shall mean a separate client funds account established and administered by the Escrow Agent pursuant to the Escrow Agreement.

1.23	“Escrow Agent”	shall mean the Vendor’s legal advisers in Finland, i.e. Castrén & Snellman Attorneys Ltd.

1.24	“Escrow Agreement”	shall mean the agreement between the Vendor, the Purchaser and the Escrow Agent, to be executed at Closing in the agreed form set out in Schedule 5.7 (a).

1.25	“Escrow Amount”	shall have the meaning set out in Section 3.2 (b)(ii).

1.26	“Escrow Period”	shall have the meaning set out in Section 3.2 (b)(ii).

1.27	“Group Internal Agreements”	shall mean any agreements and arrangements between the Company and Vendor and/or any of Vendor’s Affiliated Companies (including without limitation any management fee arrangements and intra-group service arrangements), except for the Related Agreements and other agreements expressly agreed between the Parties to remain in force after the Closing as set out in Schedule 1.27.

1.28	“Hazardous Substances”	shall mean any wastes, pollutants, contaminants and any other natural or artificial substance (whether in the form of a solid, liquid, gas or vapor) which is capable of causing harm or damage to the Environment or a nuisance to any person.

1.29	“Information Technology”	shall mean computer systems, communication systems, software and hardware and other information technology.

1.30	“Intellectual Property”	shall mean patents, trademarks, copyrights, trade names, Know-how, designs, recipes, product descriptions and any other intellectual property, including all registrations, applications and licenses therefor.

1.31	“Intra Group Receivables”	shall mean the aggregate amount of debt, financing liabilities and other non-trading balances, as well as due and payable receivables and outstanding warranty claims, owed by the Vendor or the Vendor’s Affiliated Companies to the Company on the Closing Date, the Intra Group Receivables on the date hereof being set out in Schedule 1.31.

1.32	“Key Employees”	shall mean each of the persons set out in Schedule 1.32 hereto.

1.33	“Know-how”	shall mean all confidential and proprietary industrial and/or commercial information and/or techniques in any form including (without limitation) trade secrets, drawings, formula, test results, reports, project reports and testing or manufacturing procedures, instruction and training manuals, tables of operating conditions, market forecasts, lists and particulars of customers and suppliers.

1.34	“Leakage”

shall mean:

(a)    any dividend, or distribution declared, paid or made by the Company to Vendor or any of its Affiliated Companies;

(b)    any payments made (including management fees), or agreed to be made by the Company, to (or assets transferred to or liabilities assumed, indemnified, or incurred for the benefit of) Vendor or any of its Affiliated Companies;

(c)    any payments made or agreed to be made by the Company to Vendor or any of its Affiliated Companies, in respect of any participation, equity capital, shares or other securities of the Company being issued, redeemed, purchased or repaid, or any other return of capital; and

(d)    the waiver by the Company of any amount owed to the Company by Vendor or any of its Affiliated Companies.

1.35	“Loss”	shall mean, in a situation where a Warranty is not true, any loss, liability, damage or expense (including reasonable legal fees) of the Company as compared with a situation where the Warranty would be true, and any of those for the Purchaser.

1.36	“Ordinary Course of Business”	shall mean the ordinary course of business of the Company as a going concern consistent with past customs and business practices and always in accordance with good and sound business practice on an arms’ length basis.

1.37	“Participation”	shall mean the participation in the Company to be transferred by Vendor to Purchaser as contemplated herein, representing one hundred per cent (100%) of the issued and outstanding equity capital of the Company, having the aggregate nominal value of EUR 1,860,700.00.

1.38	“Party”	shall mean Purchaser or Vendor, as the context may require, and “Parties” shall be construed accordingly.

1.39	“Pension Schemes”	shall have the meaning set out in Section 6.14.

1.40	“Permitted Leakage”	shall mean the payment(s) set out in Schedule 1.40.

1.41	“Purchase Price”	shall have the meaning set out in Section 3.1.

1.42	“Purchaser”	shall have the meaning set out in the introductory paragraph hereof, i.e. LTE Innovations Oy.

1.43	“Reference Date”	shall mean 30 September 2008.

1.44	“Related Agreements”	shall have the meaning set out in Section 9.1.

1.45	“Surviving Sections”	shall mean Sections 10.1 – 10.13.

1.46	“Tax”	shall mean all income tax, value added tax, transfer tax and any other taxes and similar charges, levies, duties or withholdings (including, without limitation, social security charges, customs duties and pension contributions) imposed by any authority, including all penalties, additions, interest, and “Taxes” shall be construed accordingly.

1.47	“Vendor”	shall have the meaning set out in the introductory paragraph hereof.

1.48	“Warranties”	shall have the meaning set out in Section 6.

2.	PURCHASE AND SALE

2.1	Object

Upon the terms and subject to the conditions set out herein, and in reliance upon the representations, warranties, assurances and undertakings made herein by each Party to the other Party, Vendor hereby agrees to sell and Purchaser hereby agrees to purchase the Participation as of the Closing Date.

2.2	Transfer

The Participation shall be transferred by Vendor to Purchaser on the Closing Date free and clear of any Encumbrances and together with all rights pertaining thereto.

3.	PURCHASE PRICE

3.1	Amount

The aggregate purchase price for the Participation is eight million forty-four thousand six hundred sixty-seven Euros (EUR 8,044,667.00) (the “Purchase Price”)

3.2	Payments at Closing; Deferred Payment

(a)	At Closing, Purchaser shall pay an amount corresponding to 80% of the Purchase Price, i.e. six million four hundred thirty-five thousand seven hundred thirty-three Euros sixty Cents (EUR 6,435,733.60), in immediately available cash funds to the bank account notified by Vendor to Purchaser at least five (5) Business Days prior to the Closing.

(b)	The remaining 20% of the Purchase Price shall paid as follows:

(i)	an amount corresponding to 5% of the Purchase Price, i.e. four hundred two thousand two hundred thirty-three Euros thirty-five Cents (EUR 402,233.35) shall be deferred and held by Purchaser pending payment to Vendor after three (3) months from the Closing Date (the “Deferred Payment”), and

(ii)	an amount corresponding to 15% of the Purchase Price, i.e. one million two hundred six thousand seven hundred Euros five Cents (EUR 1,206,700.05) shall be paid by Purchaser at Closing to the Escrow Account (the “Escrow Amount”) to be held in escrow pending release following the expiry of a period of fifteen (15) months from the Closing Date (the “Escrow Period”) after any payment(s) by the Escrow Agent to Purchaser, subject to the terms and conditions of this Agreement and the Escrow Agreement.

(c)	Any payment of the Deferred Payment or release of the Escrow Amount set out in sub-clause 3.2 (b) above to Vendor shall be conditional upon the fulfillment of the following conditions:

(i)	all receivables of the Company from Vendor and/or any of its Affiliated Companies that have fallen due and payable on or before the relevant payment or release date shall have been paid, failing which Purchaser shall be entitled to deduct from the applicable Deferred Payment or to be compensated from the funds in the Escrow Account, as applicable, the aggregate amount of any such unpaid receivables added with a penalty equal to 15 % of such unpaid receivables; and

(ii)	if any claim(s) have been presented by Purchaser prior to the relevant payment or release date, then any amount(s) that may be required to satisfy such claim(s) shall be withheld by Purchaser from the applicable Deferred Payment and/or shall not be released from Escrow Account, as applicable, until the matter of the claim has been finally settled either by agreement between the Parties or by arbitration pursuant to Section 10.9. If pursuant to any such final settlement Purchaser is to receive any amount(s) from Vendor, then Purchaser may deduct such amount(s) from the Deferred Payment and/or the Parties shall instruct the Escrow Agent to pay such amount to Purchaser, as applicable. If after the expiry of the Escrow Period and the settlement of any claim(s) and payment(s) from the funds on the Escrow Account to Purchaser there remain any amounts standing on credit in the Escrow Account, then the Parties shall instruct the Escrow Agent to pay such remaining amounts to Vendor.

For the avoidance of doubt, any deductions or withholdings from the Deferred Payment by Purchaser and payments from the Escrow Account to Purchaser shall initially set off against the Deferred Payment and, only thereafter, be compensated from the Escrow Account. Any Deferred Payments to Vendor shall be paid to the same bank account as notified by Vendor to Purchaser for the payment described in clause (a) above.

4.	TRANSFER OF TITLE

The full and unrestricted ownership and title to the Participation, free and clear of any Encumbrances, shall pass from Vendor to Purchaser at the Closing simultaneously with the completion of the Closing events set forth in Section 5.

5.	CLOSING

5.1	The Closing

(a)	The Closing shall take place on the Closing Date starting at 9 a.m. CET at the offices of Roschier, Attorneys Ltd., Keskuskatu 7 A, 00100 Helsinki, Finland or at such other location or time as may be agreed between Vendor and Purchaser in writing.

(b)	The Closing Date shall occur on 10 December 2008 or other date as may be agreed between Vendor and Purchaser in writing.

5.2	Conditions Precedent

The obligation of Purchaser to close hereunder shall be subject to the fulfillment, on or before the Closing Date, of each of the following conditions (to the extent not waived as a condition precedent by Purchaser) and all of which that require documentation shall be in form and substance satisfactory to Purchaser and its counsel in their reasonable judgment:

(a)	Financing

The loan and equity financing required by Purchaser for the consummation of this Agreement shall have been received on the terms and conditions satisfactory to the Purchaser and such financing shall be in full force and effect and all conditions (excluding any conditions relating to the satisfaction of conditions under this Agreement) to the financing shall have been satisfied (including, inter alia, the execution of a Shareholders’ Agreement relating to Purchaser and other documents related thereto as may be required in order for Purchaser to receive the equity financing).

(b)	Related Agreements

Purchaser, Vendor and, as appropriate, the Company and/or any other relevant party shall have entered into the Related Agreements and all the conditions precedent for the entry into force of such agreements shall have been fulfilled.

(c)	Release and Discharge Inter Company Liabilities

The Company shall have been released and discharged from any and all security rights, guarantees, undertakings and other inter company liabilities (except for ordinary trading balances that are not due and payable) given by the Company to or in favor of Vendor and/or any of its Affiliated Companies.

(d)	Termination of Group Internal Agreements

The Company and Vendor shall have terminated, and the Company shall have been released and discharged from any and all liabilities under any Group Internal Agreements.

(e)	Transfer of Employees

The employees of Vendor or its Affiliated Companies set out in Schedule 5.2 (e) shall have transferred to the employment of the Company on substantially similar or corresponding terms and conditions of employment than as currently applied to such employees, and the employee of the Company set out in Schedule 5.2 (f) shall have transferred to the employment of Vendor or any of its Affiliated Companies.

(f)	Breach of Warranties

Vendor shall not be in breach of any Warranty.

(g)	Material Adverse change

No event shall have occurred which has or reasonably could be expected to result in a material adverse effect on (i) the assets, turnover, profitability, financial or trading position or prospects of the Company or the Business; or (ii) the loan, capital or financial markets generally in a way that would disproportionally affect the Company or Purchaser.

5.3	Responsibility for Satisfaction

The Parties shall use their respective reasonable best efforts to cause all necessary action to be taken in order to have all the conditions precedent for Closing to be fulfilled as promptly as practicable.

5.4	Long-stop Date

Unless Closing has taken place by 31 December 2008 either Party may cancel this Agreement without prejudice to any remedies available to the Parties hereunder or under law and, provided, that the Surviving Sections shall remain in full force and effect regardless of the termination of this Agreement.

5.5	Pre Closing Obligations

5.5.1	General Obligations

Unless restricted by any stand-still period or other merger control rules, between the date of this Agreement and Closing, Vendor shall, and shall procure that the Company shall:

(i)	co-operate with Purchaser in relation to all material matters concerning the running of the Company and the Business; and

(ii)	allow Purchaser and its representatives reasonable access to, and to take copies of, the books, records and documents of or relating in whole or in part to the Company or the Business, including, without limitation, minutes, contracts, licenses, supplier lists and customer lists in the possession or control of Company or otherwise used in the Business, provided that the obligations under this Section shall not extend to allowing access to information which is reasonably regarded as confidential to the activities of Vendor otherwise than in relation to the Company or the Business.

5.5.2	Conduct of the Business

Without prejudice to the generality of Section 5.5.1, Vendor shall between the date of this Agreement and Closing procure that the Company shall carry on its business in the ordinary course, and shall not, without Purchaser’s prior consent in writing:

(i)	make any change in its accounting systems, policies, principles or practices;

(ii)	declare, make or pay any dividend or other distribution to participation holders (whether in cash or in kind);

(iii)	make any change to its articles of association or other constitutional documents;

(iv)	alter the participation of the Company or allot, issue, redeem or repurchase any shares, options, warrants, conversion or offer rights to purchase any participation or shares of the Company or any securities convertible into or exchangeable for such participation or shares, or any debt instruments;

(v)	acquire or dispose of any securities or any other interest or assets in any company, partnership or other venture by merger, transfer of assets or equity interests, or by another manner, in a single transaction or a series of related transactions, or enter into any agreement, letter of intent (other than non-binding undertakings or the completion of the agreement being subject to Company’s board approval) or similar arrangement with respect of the foregoing,

(vi)	amend or modify the terms of any existing insurance policies for the benefit of the Company or fail to make any insurance claims promptly and in accordance with the requirements of the relevant policy;

(vii)	take steps to procure payment by any debtor generally in advance of the date on which book and other debts are usually payable in accordance with the standard terms of business of the Company or (if different) the period extended to any particular debtor in which to make payment;

(viii)	delay making payment to any trade or other creditors beyond the date on which payment of the relevant debt should be paid in accordance with the credit period authorized by the relevant creditors (or (if different) the period extended by the creditors in which to make payment);

(ix)	materially increase or decrease the level of stock of the Company;

(x)	enter into any agreement or incur any commitment involving any capital expenditure in excess of EUR 20,000 per item and EUR 100,000 in aggregate, in each case exclusive of value added tax;

(xi)	enter into or amend any agreement or commitment which is not capable of being terminated without compensation at any time with twelve months’ notice or less;

(xii)	acquire or dispose of, or agree to acquire or dispose of, any material asset or material stocks, involving consideration, expenditure or liabilities in excess of EUR 50,000, exclusive of value added tax other than in the Ordinary Course of Business;

(xiii)	incur any additional borrowings or other indebtedness, in each case in excess of EUR 20,000 exclusive of value added tax, or make any payment to Vendor any of Vendor’s Affiliated Companies in respect of any indebtedness (other than ordinary trading balances);

(xiv)	provide any loans or other financing (other than ordinary trading balances) to the Vendor or to Vendor’s Affiliated Companies;

(xv)	enter into any guarantee, indemnity or other agreement to secure any obligation of Vendor, any of Vendor’s Affiliated Companies, or any third party, or create any Encumbrance over any of its assets or undertaking in any such case other than in the Ordinary Course of Business;

(xvi)	engage in any transaction or arrangement giving rise to any liability for Taxes other than Taxes arising from transactions entered into in the Ordinary Course of Business;

(xvii)	make any amendment to the terms and conditions of employment (including, without limitation, remuneration, pension entitlements and other benefits) of any Key Employee (other than minor increases in the Ordinary Course of Business which Vendor shall notify to Purchaser as soon as reasonably possible) or provide or agree to provide any gratuitous payment or benefit to any such person or any of his dependants;

(xviii)	dismiss or appoint any Key Employee;

(xix)	discontinue or amend any pension scheme or commence to wind them up or terminate them or cause them to cease to admit new members;

(xx)	carry out any material structural alteration or addition to, or effect any change of use of, or terminate, waive or amend the terms of any lease or tenancy of any, real property, or acquire or sell or otherwise dispose of or charge, or grant any rights or easements over, any real property;

(xxi)	take any other action, or enter into any other contract or transaction that has or potentially could result in a material adverse effect on the assets, turnover, profitability, financial or trading position or prospects of the Company or the Business; or

(xxii)	take any other action or measure which is outside the Ordinary Course of Business.

5.5.3	Leakage

In the event of any Leakage between the Reference Date and the Closing Date Vendor shall pay to the Company (or Purchaser as Purchaser directs) an amount in cash equal to such Leakage received by Vendor or any of its Affiliated Companies. Purchaser may set off against the Purchase Price, by deducting from the Purchase Price, any such amount in cash equal to such Leakage disclosed to Purchaser prior to the Closing Date and directed by the Purchaser to be payable to Purchaser.

The undertakings set out in this Section do not apply in respect of:

(i)	any matter provided for in this Agreement or any other document to be executed in connection herewith;

(ii)	any matter undertaken at the written request of Purchaser;

(iii)	all customary salary, remunerations and cost coverage paid to the members of the Board of Directors of the Company; and

(iv)	any Permitted Leakage.

5.5.4	Notification Obligations

If between the date of this Agreement and Closing:

(i)	Vendor or the Company shall become aware that any of the Warranties was untrue or inaccurate as of the signing of this Agreement;

(ii)	any event shall occur or matter shall arise of which Vendor or the Company becomes aware which results or could reasonably be expected to result in any of the Warranties being untrue on and as of the Closing Date, with the same effect as though such Warranties had been made on and as of such date, or any breach of Vendor’s obligations under Section 5.5 shall occur; or

(iii)	any event shall occur which has or could reasonably be expected to result in a material adverse effect on (i) the assets, turnover, profitability, financial or trading position or prospects of the Company or the Business;

Vendor shall notify Purchaser in writing as soon as practicable and in any event prior to Closing setting out full details of the matter and Vendor shall make any investigation concerning the event or matter and take such action, at its own cost, as Purchaser may reasonably require. For the avoidance of doubt, a notification pursuant to this Section shall not operate as a disclosure pursuant to Section 6 and the Warranties shall not be subject to such notification.

5.6	Termination

If on or prior to Closing Vendor is in breach of any if its obligations pursuant to Section 5.5 and upon written notice thereof from the Purchaser fails, within a reasonable time set by Purchaser in such notice, to repair such breach (if it can be repaired), Purchaser shall, in addition to and without prejudice to any other rights or remedies which may be available to Purchaser, be entitled to terminate this Agreement (other than the Surviving Sections) by notice in writing to Vendor prior to the Closing.

5.7	Closing Events

On Closing, the following events shall take place and each event shall require all other events to be completed:

(a)	Purchaser and the Vendor shall duly execute and shall ensure that the Escrow Agent duly executes the Escrow Agreement in the form set out in Schedule 5.7 (a);

(b)	Vendor shall deliver to Purchaser evidence of the fulfillment of the conditions precedent to Closing set out in Section 5.2 (b) – (g) (to the extent not waived as a condition precedent by Purchaser);

(c)	Purchaser shall deliver to Vendor evidence of the fulfillment or waiver of the conditions precedent to Closing not referred to in (b) above;

(d)	Purchaser shall pay to Vendor the Purchase Price less the Deferred Payment and the Escrow Amount, as set out in Section 3.2 (a);

(e)	Purchaser shall pay the Escrow Amount to the Escrow Account as set out in Section 3.2 (b)(ii);

(f)	Vendor shall, and shall procure that the Vendor’s Affiliated Companies shall, pay to the Company the Intra-Group Receivables, provided that such debt has not been paid prior to Closing;

(g)	The Parties shall execute a Participation Transfer Agreement in the form set forth in Schedule 5.7 (g) effecting the transfer of the Participation from Vendor to Purchaser, such execution taking place in the presence of a public notary appointed by Purchaser for the purpose of the public notary authenticating the signatures of the Parties and thereafter filing the Participation Transfer Agreement with the companies’ register. For the avoidance of doubt, in case of any discrepancies between this Agreement and the Participation Transfer Agreement, the provisions of this Agreement shall prevail;

(h)

Vendor shall deliver resignation letters signed by the members of the Boards of Directors and the auditors of the Company to the extent requested by Purchaser, effective as of the Closing Date and confirming that such persons do not have any claims against the Company, and Purchaser undertakes to procure that the resigning members of the Board of Directors and the resigning managing director, as the case may be, are granted discharge from their liability for management and administration until the date of their resignation at the next annual general participation holders’ meeting, provided however that

Vendor shall not be required to grant discharge from liability to such members of the Board of Directors or the managing director, as the case may be, who are liable towards the Company due to misconduct or with regard to whom such discharge from liability is advised against by the auditor of the Company;

(i)	Vendor shall cause to be held an Ordinary General Meeting of Participation holders of the Company resolving upon the appointment of new director(s) and statutory auditors, as well as upon the change of the Company’s name to a trade name not containing the word “Sunrise”, in accordance with Purchaser’s instructions;

(j)	any other document, condition, amount or matter herein called for to be produced, delivered, released, paid or fulfilled at Closing as a condition precedent shall be so produced, delivered, released, paid and fulfilled.

6.	REPRESENTATIONS, WARRANTIES AND ASSURANCES OF VENDOR

Prior to the signing of this Agreement, the Purchaser and its advisors and representatives have conducted a legal, financial and tax due diligence review of the Company.

Vendor acknowledges that Purchaser is entering into this Agreement in reliance on the representations, warranties and assurances (the “Warranties”) set out herein being true, correct and not misleading both on the date hereof and on the Closing Date and consequently Vendor hereby represents, warrants and assures that the statements set out in this Section 6 are true, correct and not misleading both on the date hereof and at Closing.

The Warranties constitute an agreed allocation between the Parties of risks inherent in the Company and the Business. Accordingly, the liability of Vendor under, and the rights of Purchaser in respect of, the Warranties shall not be affected by any knowledge of Purchaser as a result of Purchaser’s examination of the Company or otherwise. Notwithstanding the foregoing sentence, Vendor shall be deemed not to be in breach of the Warranties to the extent that a fact, matter, occurrence or event constituting a breach of the Warranties has been fully and fairly disclosed to Purchaser in the Disclosure Letter attached hereto as Schedule 6 (a) or in the Data Room Documents provided, however, that factual basis, nature and magnitude of such fact, matter, occurrence or event has been disclosed in writing in the Data Room Documents or the Disclosure Letter in sufficient detail and in a sufficiently transparent manner to enable a prudent buyer in the same circumstances to assess such matters and their impact on the Company and the Business and any relevant Warranty.

A fact, matter, occurrence or event is deemed to form part of the knowledge of Vendor where it is known by the persons listed in the Schedule 6 (b).

6.1	Organization

The Company is a corporation duly organized, validly existing under the laws of Italy, and has full power, capacity and authority to carry on the Business.

6.2	Records and Documentation

(a)	True, complete and current copies of the Articles of Association and registration certificates of the Company are attached hereto as Schedule 6.2 (a).

(b)	To Vendor’s knowledge, all corporate minutes and all books and records relating to the purchase of materials and supplies, manufacture or processing of products or services, sales of products and services, claims, invoices, customer lists, inventories, supplier lists, personnel records and Taxes of the Company are accurate and have been maintained consistent with applicable laws and regulations and good business practices and are in the possession of the Company.

(c)	To Vendor’s knowledge, all filings, publications, registrations and other formalities required by applicable law or regulations to be delivered or made by the Company to company registries in each relevant jurisdiction have been duly delivered or made on a timely basis

6.3	Title and Authority to Transfer the Participation; Capitalization

(a)	Vendor owns the Participation and has full power, capacity and authority to sell and transfer the Participation and to perform all other undertakings set forth in this Agreement and the Related Agreements. The Participation is freely transferable to Purchaser and is not subject to any Encumbrance.

(b)	The execution of this Agreement and the Related Agreements and the consummation of the transaction contemplated herein and the fulfillment of the terms hereof, will not result in a breach of any judgement, decree or order of any court or governmental body, any applicable law or the Articles of Association of Vendor or the Company or any agreement or undertaking by which Vendor or the Company is bound.

(c)	The Participation has been duly authorized, legally and validly issued and is fully paid. There are no warrants, options, convertibles, subscription rights or other instruments or agreements or undertakings by which Vendor or the Company is bound, providing for the issuance of any additional participation in the Company or otherwise affecting the participation of the Company.

(d)	The Company does not own any interest, directly or indirectly, in any corporation, partnership or other legal entity and do not have any branch office.

6.4	Accounts and Book-Keeping Material

(a)	The Accounts are complete and correct and truly and correctly reflect the profits or losses, results of operation, the financial condition, the state of affairs, the assets and the liabilities of the Company as at the Balance Sheet Date and have been prepared in conformity with applicable law an regulations and the Accounting Principles. Without prejudice to the foregoing sentence, the Accounts include provision in full for all liabilities which the Company has or may incur in the future deriving from any event, act or occurrence before the Balance Sheet Date, and they do not overstate the value of any assets.

(b)	Without prejudice to (a) above, the Accounts have been prepared in all material respects on a basis consistent with that adopted in preparing the audited accounts of the Company for the preceding three financial years.

(c)	All entries to be made to the book-keeping material of the Company required to be made by applicable laws or regulations or the Accounting Principles have been made. No asset, liability, loss or risk relevant for preparing the Accounts or the Closing Accounts have been omitted from the books, records or book-keeping material of the Company.

(d)	Without prejudice to the generality of (a), (b) and (c) above:

(i)	the stock and work-in-progress are included in the Accounts at figures not exceeding the amounts which could in the circumstances existing at the Balance Sheet Date reasonably be expected to be realised in the Ordinary Course of Business;

(ii)	in the Accounts and in the audited accounts of the Company for the three preceding financial years, the fixed assets of the Company have been depreciated in accordance with the Accounting Principles; and

(iii)	none of the debts receivable or due to the Company which are included in the Accounts or which have subsequently arisen has been outstanding for more than three months from its due date for payment or has been released on terms that the debtor has paid less than the full value of his debt and all such debts have realised or will realise in the normal course of collection their full value as included in the Accounts or in the books of the Company (after taking into account the provision for bad and doubtful debts made in the Accounts). For the avoidance of doubt, a debt shall not be regarded as realising its full value to the extent that it is paid, received or otherwise recovered in circumstances in which such payment, receipt or recovery is or may be void, voidable or otherwise liable to be reclaimed or set aside.

(e)	All annual accounts and, if applicable, interim accounts, of the Company have been duly filed with the appropriate body in the relevant jurisdictions on a timely basis.

(f)	The profits of the Company for the financial year ended on the Balance Sheet Date as shown by the Accounts and the trend of profits shown by such accounts have not been affected by changes or inconsistencies in accounting treatment, by any non-recurring items of income or expenditure, by transactions of an abnormal or unusual nature or entered into otherwise than on normal commercial terms in the Ordinary Course of Business or by any other factors rendering such profits for all or any of such periods exceptionally high or low.

6.5	No Undisclosed Liabilities

(a)	There are and will be no liabilities (whether actual or contingent and whether on- or off-balance sheet) of the Company, which relate to any fact, occurrence or event before Closing other than (i) liabilities disclosed or provided for in the Accounts; (ii) liabilities incurred in the Ordinary Course of Business during the period between the Balance Sheet Date and the date of this Agreement, all of which are set out in Schedule 6.5 (a); or (iii) liabilities incurred in the Ordinary Course of Business after the date of this Agreement (as permitted under this Agreement), none of which will be material.

(b)	There are and will be no liabilities (whether actual or contingent and whether on- or off-balance sheet) of the Company, which relate to any business of Vendor’s group of companies other than the Business.

(c)	The Company has not factored, discounted or securitised any of its debts, nor engaged in any financing of a type which would not be required to be shown or reflected in the Accounts.

(d)	The Company has not received any EC, government, regional, federal, state or local authority investment grants, loan subsidies or financial aid.

6.6	Insolvency etc.

(a)	The Company is not insolvent under the laws of the jurisdiction of its incorporation or unable to pay its debts as they fall due.

(b)	The Company has not been held in default by lenders under any debt financing.

(c)	There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning the Company and, to Vendor’s knowledge, no events have occurred which, under applicable laws, would justify such proceedings.

(d)	To Vendor’s knowledge, no steps have been taken to enforce any security over any assets of the Company and no event has occurred to give the right to enforce such security.

6.7	Assets and Properties

(a)	The Company has valid, exclusive and perfected title to all the real property and other assets recorded in the Accounts except for such real property or assets which have been sold at ordinary market terms in the Ordinary Course of Business after the Balance Sheet Date. None of the assets or properties are subject to any Encumbrance, except as noted in the Accounts.

(b)	The Company owns, leases or otherwise lawfully holds, and will following the consummation of the transactions contemplated herein continue to own, lease or otherwise lawfully hold, all the assets, properties and rights and produce all such services as are required or desirable in order to fully and effectively conduct the Business on a stand alone basis and without the necessity to acquire additional assets, properties, rights or services not provided in this Agreement or the Related Agreement at additional cost. All such assets, properties and rights are in the possession or under the control of the Company.

(c)	To Vendor’s knowledge, all the stock and inventory of the Company, including work in progress, are of a quality and quantity presently usable and salable in the Ordinary Course of Business. The degree of completion and cost and expenses incurred with respect to work in progress show no material deviation from budgets or other estimates made when the order was agreed with the customer or other relevant third party.

(d)	All land and buildings owned, used or occupied by the Company are specified in Schedule 6.7 (d) attached hereto. The present use of such properties is not restricted by any material restriction or condition and conforms to all applicable planning regulations, fire and safety regulations, to the requirements of all relevant authorities and to all statutes governing the property or use thereof and each property has the benefit of such rights and easements as are necessary for the existing use of the property.

(e)	There is no material physical defect in any part of the assets or properties of the Company (including, without limitation, land and buildings owned, used or occupied by the Company). All assets and properties are in good and substantial repair and condition and fit for the purpose for which they are currently used having regard to their age and normal wear and tear and have been regularly and properly maintained and are not dangerous, obsolete, inefficient or surplus to requirements.

(f)	Where any property is leased by a Group Company, there is no subsisting breach and no non-observance of any covenant, condition or agreement contained in the lease under which the Company holds its interest in the property, on the part of the relevant landlord or the Company which would adversely affect the part of the Business carried out at the property, there is no right for the landlord to terminate the lease before the expiry of the agreement term, otherwise than by material breach of the lease by the lessee, and there has been no termination for vacating or renegotiation of the rent or other conditions and no rent reviews are currently under negotiation or the subject of review by any court, authority or other competent body.

(g)	Where any property is the subject of any lease or other agreement relating to its occupation or use for the benefit of any person other than the Company, there is no subsisting breach or non-observance of any covenant, condition or agreement under such lease or agreement which would have an adverse effect on the part of the Business carried on at the property.

(h)	The Company’s cash and bank account balances can be immediately utilized free of charge and are free from any Encumbrance or other restrictions.

6.8	Intellectual Property

(a)	All Intellectual Property required in order to fully and effectively conduct the Business on a stand alone basis and without the necessity to acquire any additional Intellectual Property at additional cost, is owned, licensed to or otherwise lawfully held by the Company without Encumbrances and can be used by the Company as from the Closing Date without any limitations or costs whatsoever. Without prejudice to the generality of the foregoing, there exists no such Intellectual Property required in order to fully and effectively conduct the Business that is owned or held by Vendor or any of its Affiliated Companies after the Closing Date.

(b)	The registered Intellectual Property (meaning such Intellectual Property as is registered or the subject of applications for registration in any patent, trade mark or other Intellectual Property registry anywhere in the world) owned or licensed by the Company is set out in Schedule 6.8 (b) and, with respect to all registered Intellectual Property owned by the Company, all application or renewal fees which are due and steps which are required for their maintenance and protection have been paid and taken and no such payment or action will have to be made during a period of 60 days from Closing.

(c)	The material non-registered Intellectual Property licensed by the Company is set out in Schedule 6.8 (c).

(d)	All registered and material non-registered Intellectual Property licensed by the Company to another person or entity have been listed in Schedule 6.8 (d).

(e)	None of the Intellectual Property held by the Company is subject to any Encumbrances, except as set out in Schedule 6.8 (e).

(f)	There are no pending or, to Vendor’s knowledge, threatened applications, proceedings, litigation or other adverse claims affecting any part of the Intellectual Property held by the Company, and no person or entity is infringing, misusing, violating or breaching the Company’s rights to Intellectual Property.

(g)	There is no claim of infringement, misuse, violation or breach by the Company of any Intellectual Property owned or controlled by another person or entity. To Vendor’s knowledge, there is no basis upon which a claim can successfully be asserted against the Company for infringement, misuse, violation or breach of any part of any Intellectual Property owned or controlled by another person or entity. Without prejudice to the generality of the foregoing, there are no outstanding or, to Vendor’s knowledge, potential claims against the Company under any agreement or under any law providing for employee compensation or ownership in respect of any rights or interests in Intellectual Property.

(h)	Except for the software listed in Schedule 6.8 (h), no computer software (i) directly or indirectly owned or controlled by the Company, (ii) used or having been used in the production of the products or services of the Company or (iii) sold or distributed, or having been sold or distributed by the Company, has been or is sold, licensed or otherwise transferred to any third party in source code format and no such software is subject to the terms and conditions of any open source software license terms or needs to interface with any software subject to open source software license. The Company or any of its employees has not contributed any software to any project covered by open source software licenses or otherwise distributed any software under open source software license terms. For the purposes of this Section 6.8 (h) open source software licenses shall mean license terms that meet the criteria listed at http://www.opensource.org/docs/definition.php (or any successor thereof) and including, without limitation, licenses currently listed at http://opensource.org/licenses/ (or any successor thereof) or license terms providing for license fee free distribution and use of the software to and by any third party.

(i)	The transaction contemplated by this Agreement will not lead to any breach or right of termination of any rights to Intellectual Property or otherwise affect any Intellectual Property owned or otherwise used in the Business.

(j)	Neither Vendor nor the Company or any of their respective directors, officers, employees or agents has made any disclosure of Know-how to any person other than to Purchaser, except in the Ordinary Course of Business and subject to appropriate confidentiality undertakings.

(k)	The Company is not party to any secrecy agreement or agreement which restricts the use or disclosure of information. The Company is not in breach of any duty of confidentiality to any person through ownership or use of any Intellectual Property or Know-how and neither the sale of the Company nor the disclosure of any confidential information to the Purchaser will constitute a breach of any duty of confidentiality owed to any person.

6.9	Information Technology

(a)	All Information Technology necessary or desirable in order to fully and effectively conduct the Business on a stand alone basis is owned, licensed to or otherwise lawfully held by the Company without Encumbrances and can be used by the Company as from the Closing Date without any limitations or costs whatsoever.

(b)	There is no material physical defect in any part of the Information Technology. All Information Technology is in good and substantial repair and condition and fit for the purpose for which it is currently used and has been regularly and properly maintained and is not dangerous, obsolete, inefficient or surplus to requirements.

(c)	In the 12-month period prior to the date of this Agreement, there have been no failures or breakdowns of any Information Technology used in the Business which have caused any substantial disruption or interruption in or to any part of the Business.

(d)	All Information Technology used in the Business is supported by necessary and adequate maintenance and support services in the 12-month period from Closing. In the event that the persons providing maintenance or support services for such Information Technology cease or are unable to do so, the Company has all the necessary rights and information to continue to maintain and support or have a third party maintain or support the Information Technology.

(e)	The Information Technology used in the Business will not require investment in the 12-month period from Closing which would be disproportionate compared to the average investment in the last three years, and there are no fundamental changes required in material Information Technology within the 24-month period from Closing.

(f)	The Company has in place adequate procedures to prevent unauthorised access to, the introduction of viruses into, and the taking and storing on-site and off-site of back-up copies of the software and data contained in the Information Technology.

(g)	The Information Technology used in the Business is capable in all material respects of handling electronic invoicing operations so that they comply with the rules on invoicing set out in EC Directive number 2001/115 or any legislation adopting or incorporating that Directive.

6.10	Compliance

(a)	The Company has at all times been and is in full compliance with all laws and regulations, including terms and conditions set in any permit, approval or authorization as well as matters otherwise required by any authority.

(b)	The Company has duly obtained all applicable permits, approvals and authorizations which are required under all of such laws or otherwise necessary or desirable for carrying on the Business. All such permits, approvals and authorizations are in full force and effect, and Vendor is not aware of any reason, including, without limitation, the entry into and the consummation of this Agreement, that could cause any termination, revocation, suspension or modification of any such permits, authorizations or approvals.

(c)	Neither the Company, nor any of its agents, officers, employees or other representatives have used any corporate or other funds or assets for unlawful contributions, payments, gifts or entertainment or made any unlawful expenditures relating to political activity to officials of any authority.

(d)	There is no disciplinary proceeding or enquiry by, or order, decree, decision or judgment of, or to the Vendor’s knowledge, investigation by, any court, tribunal, arbitrator, governmental agency or regulatory body outstanding or initiated against the Company or any person for whose acts or defaults it may be liable.

(e)	The Company has not received any notice from any authority that the Company is in violation of any laws and regulations or any permit, approval or authorization or that an authority is intending to revoke, suspend, vary or limit any permit, approval or authorization or that any amendment to any permit, approval or authorization is required to enable the continued operation of the Business.

(f)	Without prejudice to the generality of (a)-(e) above, the Company has at all times been and is in full compliance with applicable requirements (including registration or notification requirements) of applicable data protection legislation and no notice alleging non-compliance with any such legislation (including any enforcement notice, deregistration notice, transfer prohibition notice or equivalent notice) has been received by the Company from any competent data protection authority.

6.11	Environmental Matters

(a)	To Vendor’s knowledge, the Company has at all times been and is in full compliance with all Environmental Laws and all Environmental Permits as well as matters otherwise required by any Environmental Authority. Without prejudice to the generality of the foregoing sentence, all Hazardous Substances generated by the Company or the Business have at all times been and are disposed of in compliance with applicable Environmental Laws and Environmental Permits in effect now or at the time of such disposal.

(b)	The Company has duly obtained all Environmental Permits required under Environmental Laws or otherwise necessary or desirable for carrying on the Business. All such Environmental Permits are in full force and effect, and Vendor is not aware of any reason, including, without limitation, the entry into and the consummation of this Agreement, that could cause any termination, revocation, suspension or modification of any such Environmental Permits. No material expenditure will be required in the 12-month period from Closing in order to maintain or renew any Environmental Permits.

(c)	There is no liability (whether actual or contingent and whether on- or off-balance sheet) or loss for the Company resulting from Environmental Laws or Environmental Permits (including, without limitation, the discharge, disposal, emissions, storage, accumulation, transport, leakage, spillage or other actions or omissions by the Company with respect to Hazardous Substances or otherwise). Without prejudice to the generality of the foregoing sentence, the Company will not be liable towards any Environmental Authority or other person or entity for any clean-up or other remediation acts or any related obligation to investigate Environmental matters (save for customary and regular obligations to investigate Environmental matters).

(d)	No Contamination exists at any of the properties owned or leased by the Company. The Company has not, directly or indirectly, carried out any activities causing any Contamination.

(e)	There is no investigation, disciplinary proceeding or enquiry by, or order, decree, decision or judgment of, any Environmental Authority or other court, tribunal, arbitrator, governmental agency or regulatory body outstanding or initiated against the Company or any person for whose acts or defaults it may be liable, relating to Environmental Laws or Environmental Permits.

(f)	The Company has not received any notice from any authority or other person or entity that the Company is in violation of or liable under any Environmental Law or Environmental Permit or otherwise liable for a matter set out in Section 6.11 (c) or that an Environmental Authority is intending to revoke, suspend, vary or limit any Environmental Permit or that any amendment to any Environmental Permit is required to enable the continued operation of the Business.

6.12	Insurance

(a)	The insurance policies currently in effect in respect of the Company cover all material aspects of the Business and all material assets and risks of the Company and provide the types and amounts of insurance coverage normal and customary for similar companies, assets, risks and businesses in Italy and in their respective country of operation.

(b)	In respect of the insurances referred to in (a) above:

(i)	all premiums have been duly paid to date;

(ii)	all the policies are in full force and effect;

(iii)	to Vendor’s knowledge, no act, omission, misrepresentation or non-disclosure by or on behalf of the Company has occurred which potentially could make any of these policies voidable;

(iv)	to Vendor’s knowledge, no circumstances have arisen which potentially could render any of the policies void or unenforceable for illegality or otherwise;

(v)	to Vendor’s knowledge, there has been no breach of the terms, conditions and warranties of any of the policies that would entitle insurers to decline to pay all or any part of any claim made under the policies or to terminate any policy;

(vi)	to Vendor’s knowledge, there are no special or unusual limits, terms, exclusions or restrictions in any of the policies; and

(vii)	the premiums payable are not in excess of the normal rates and no circumstances exist which are likely to give rise to any increase in premiums.

(c)	Details of all insurance claims in excess of EUR 20,000 made during the two-year period prior to the date of this Agreement are contained in Schedule 6.12 (c).

(d)	No insurance claim in excess of EUR 20,000 is outstanding and no circumstances exist which are likely to give rise to any insurance claim.

6.13	Agreements and Undertakings

(a)	The Company is not party to, or otherwise bound by any material agreement, undertaking or similar arrangement (whether written or oral and whether express or implied) other than those listed in Schedule 6.13 (a) and copies of which have been made available to Purchaser.

(b)	All agreements listed in Schedule 6.13 (a) are valid, binding and enforceable in accordance with their respective terms and the complete contents thereof are evident from the respective wordings of the agreements. The Company has not agreed to amend any terms of such agreements or waived any rights under such agreements.

(c)	Other than those specifically set out in the Disclosure Letter, the Company is not party to, or otherwise bound by any agreement, undertaking or similar arrangement (whether written or oral and whether express or implied) involving:

(i)	any loan, credit arrangement, guarantee or similar arrangement for the borrowing or potential borrowing by the Company (or the guarantee by or for the benefit of the Company) of any sum;

(ii)	any power of attorney or other similar arrangement with any person or entity pursuant to which such person or entity is granted the authority to act for or on behalf of the Company;

(iii)	any agency, distributorship, marketing, purchasing, manufacturing or licensing agreement or arrangement;

(iv)	any sub-contracting of any obligations under any agreement or arrangement;

(v)	any joint venture, consortium, partnership or other unincorporated association (other than a recognized trade association in relation to which the Company has no liability or obligation except for the payment of annual subscription or membership fees);

(vi)	any arrangement outside the Ordinary Course of Business;

(vii)	any arrangement not on an arm’s length basis;

(viii)	any arrangement which restricts its freedom to carry on its business in any part of the world in such manner as it thinks fit;

(ix)	any known potential loss on completion or performance;

(x)	any excessive or undue expenditure of money or effort for its fulfillment or performance;

(xi)	any aggregate outstanding expenditure of more than EUR 50,000;

(xii)	(other than in relation to any leased property, lease or employment agreement) a long-term nature that is unlikely to have been fully performed, in accordance with its terms, more than 12 months after the date on which it was entered into or undertaken, or is incapable of termination or modification, in accordance with its terms, by the Company, on 90 days’ notice or less;

(xiii)	the supply of goods or services, the aggregate sales value of which (exclusive of value added tax) will be more than 5 per cent of turnover of the Business (exclusive of value added tax) for the preceding financial year; or

(xiv)	any change of control or change of ownership provisions (or provisions with a similar effect) requiring notification to or entitling the counterparty to terminate, amend or re-negotiate an agreement, or triggering any default or Encumbrance, as a result of the entry into and the consummation of this Agreement.

(d)	Neither the Company nor any counterparty is in default in any material respect in the performance of any of its obligations under any material agreement, and no event has occurred which (whether with or without notice, lapse of time, or both) would constitute a default thereunder by the Company or any counterparty. No notice of termination or of intention to terminate has been received or given in respect of any agreements and, to Vendor’s knowledge, there are no grounds for prematurely terminating, rescinding, rendering void or adjusting any of such agreements.

(e)	All tenders, agreements or similar arrangements binding on any of the Company have been priced as required by good and sound business practice and allowing for a reasonable profit.

(f)	All agreements, undertakings or similar arrangements between the Company, on the one hand, and Vendor or any of Vendor’s Affiliated Companies, on the other hand, are described in Schedule 6.13 (f). All of these agreements, undertakings and arrangements are on normal commercial terms in the Ordinary Course of Business.

(g)	The Company is not and has not been party to any agreement, undertaking or similar arrangement with any current or former director, officer, employee or agent (whether directly or indirectly) other than on normal commercial terms in the ordinary course of business.

(h)	No one is entitled to receive from the Company any finder’s fee, brokerage or other commission in connection with the transaction contemplated by this Agreement.

(i)	To Vendor’s knowledge, neither entering into, nor compliance with, nor completion of this Agreement will, or is likely to cause the Company to lose the benefit of any right or privilege it presently enjoys or cause any person who normally does business with or gives credit to the Company not to continue to do so on the same basis.

6.14	Employment and Pension Matters

(a)	A true, complete and current list of all employees of the Company and the salaries, wages and fringe benefits paid or granted to such employees at the date hereof are set forth in Schedule 6.14 (a). There have been no increases in salaries, wages and fringe benefits of such employees after the Balance Sheet Date, except as may be required by collective bargaining agreements.

(b)	Full provision has been made in the Accounts for the full amount of all present and future liabilities in respect of employment undertakings to be paid to current or former directors, officers or other employees of the Company.

(c)	The Company has neither signed, nor is it liable under any policy of, any life or similar personal insurances in excess of compulsory insurances, nor do any of the current or former directors, officers or other employees of the Company enjoy any other benefits in excess of benefits provided by mandatory law.

(d)	There are no share or other equity incentives, share or other equity options, bonuses, deferred compensations, profit sharing, severance pay, other incentive schemes or similar arrangements in force with respect any current or former directors, officers or other employees of the Company other than those specifically set out in the Disclosure Letter together with full details of all awards allocated or options granted and the total potential liability (inclusive of any social security charges) of the Company in respect of all such arrangements.

(e)	The sale of the Company contemplated by this Agreement will not trigger any immediate or potential contractual termination or severance payment obligations to any employee of the Company.

(f)	Schedule 6.14 (f) lists (i) all collective agreements and memberships with employer associations affecting the employees of the Company and (ii) all European work councils and other employee representative bodies and local trade unions which by law or any collective agreement have the right to be informed and consulted on matters which affect the employees.

(g)	No Key Employee has announced his or her termination of his or her position or employment with the Company.

(h)	To Vendor’s knowledge, neither the entering into, nor the compliance with, this Agreement or any documents to be entered into pursuant to or in connection with this Agreement will cause any Key Employee to leave his or her employment.

(i)	No employee of the Company has been employed in violation of any non-solicitation, non-competition or similar agreement.

(j)	No employee of the Company has a longer period for notice of termination of employment than 6 months.

(k)	In the 12 month period prior to the date of this Agreement no Key Employee has given or received notice terminating his or her employment, and there have been no proposals to terminate the employment of any Key Employee.

(l)	No former employee of the Company, or of any business sold or acquired by the Company, has a priority right to re-employment.

(m)	No liability which remains undischarged has been or may be incurred by the Company for breach of any agreement of employment with any employee or breach of an employment right, whether based on statutory law or collective agreement or supplementary company agreements.

(n)	The Company is not involved in any claim or dispute (whether as claimant or defendant or other party) with any current or former employee or any strike or industrial or trade dispute or any dispute or negotiation regarding a claim of material importance with any trade union or other body representing employees or former employees of any Group Company (whether concerning compliance with law, collective agreements, employments agreements or other employment related matters) and there are no pending or threatened claims or disputes of such nature.

(o)	No negotiations are required to be held by the Company with trade unions or similar parties under collective bargaining agreements or otherwise as a result of the transaction contemplated by this Agreement and no information relating thereto is required to be conveyed to such parties under collective bargaining agreements or otherwise.

(p)	The arrangements listed in Schedule 6.14 (p) are the only arrangements under which the Company is or may become liable to make payments for providing retirement, death, disability or life assurance benefits (the “Pension Schemes”) except for arrangements to which the Company contribute in compliance with any law. The Pension Schemes are operated in compliance with their terms and are in compliance with all applicable laws, regulations and collective agreements and safeguarding and funding requirements.

(q)	The assets of the Pensions Schemes and/or the provisions made by the Company for the liabilities under the Pensions Schemes are sufficient to discharge all benefits (whether or not yet payable) under the Pensions Schemes. Each of the Pensions Schemes is fully financed or provided for in accordance with the local actuarial and accounting practice and principles for an ongoing pension scheme so as to reflect the true value of the liabilities.

(r)	The Company has no outstanding liability (including, without limitation, liability for unpaid benefits, contributions or insurance premiums) with respect to any of the Pension Schemes.

6.15	Product Warranty and Liability

(a)	All products manufactured, supplied or sold and all and services delivered by the Company comply with the regulations and standards applicable for their normal use.

(b)	During the 12-month period prior to the date of this Agreement, no individual claim of more than EUR 10,000 have been made against the Company in relation to any products manufactured, sold or supplied or services delivered by the Company and the aggregate amount of all such claims under that period does not exceed EUR 20,000.

(c)	No claim in respect of any product manufactured, sold or supplied or any service delivered by the Company is unsettled or is subject to any dispute between the Company and any third party.

6.16	Competition Practices and Competition Clauses; Subsidies

(a)	The Company is not bound by any non-competition undertakings or any agreement, arrangement or concerted practice or carrying on any practice which in whole or in part may contravene or may be invalidated by any anti-trust, fair trading, dumping, state aid, consumer protection or similar legislation in any jurisdiction. In particular and without prejudice to the generality of the foregoing, the Company is not bound by any agreement, arrangement or concerted practice or carrying on any practice which in whole or in part may contravene Article 81(1) or 82 of the EC Treaty or domestic equivalent or in respect of which any filing, registration or notification may be required pursuant to the legislation referred above. There are no pending or threatened proceedings or investigations regarding unfair competition practices of the Company.

6.17	Tax Warranties

(a)	The Company has in due time filed with the appropriate authorities all Tax returns and other filings in respect of any and all Taxes required to be filed with such authorities. Such filings contain true and complete information as required by applicable law and regulations.

(b)	Provisions have been made in full in the Accounts for any and all potential Tax liability.

(c)	The Company has paid to the appropriate authorities or duly withheld or deducted all Taxes required to be so paid or withheld or deducted and has duly accounted for and delivered any such withholdings and deductions to the relevant authorities. No Group Company is in default in respect of, nor will the Company be liable, for any Taxes for any year or part thereof of the Company’s taxable years until the Closing Date.

(d)	The Company is not and has not during the six-year period prior to the date of this Agreement been involved in or subject to any audit, investigation, dispute or litigation relating to any Taxes and there is no such audit, investigation, dispute or litigation pending or threatened against the Company.

(e)	No Tax will be levied on the Company except (i) with respect to events taking place or having taken place prior to the Closing Date, to the extent properly accounted for in the Accounts, or (ii) with respect to the period between the Accounts Date and the Closing Date, income tax on normal business profits of the Company arising from transactions entered into in the Ordinary Course of Business.

(f)	The Company has at all times been resident for taxation purposes in Italy and nowhere else.

(g)	If each of the capital assets of the Company was disposed of for a consideration equal to the book value of that asset in, or adopted for the purposes of, the Accounts or, in the case of assets acquired since the Balance Sheet Date, equal to the acquisition cost, no liability to Tax on chargeable gains or adjustment of tax depreciation would arise.

(h)	The Company has sufficient records to enable it to compute its liability for Taxes that would arise upon a disposal or realisation of each asset owned by the Company at the Balance Sheet Date or acquired by the Company since that date but on or before Closing Date.

(i)	The entering into, compliance with or completion or performance of this Agreement will not result in any profit or gain being deemed to accrue to the Company for taxation purposes.

(j)	No relief (meaning any relief, loss or losses carried forward, allowance, exemption, set-off, deduction or credit in computing or against profits or Tax) has been claimed and/or given to the Company which could or might be effectively withdrawn, postponed, restricted, clawed back or otherwise lost as a result of any act, omission (including for the avoidance of doubt any omission to make any payment or surrender not provided for in the Accounts), event or circumstance arising or occurring in the Ordinary Course of Business at or at any time after the Closing Date.

(k)	The Company is not and has not been lessor or lessee under any finance lease of an asset. For the purposes hereof, “finance lease” means any arrangements for the lease of an asset which fall for the purposes of the accounts of the Company to be treated in accordance with normal accountancy practice as a finance lease or loan.

6.18	Claims; Litigation

(a)	The Company is not involved (whether as claimant or defendant or other party) in any legal action, suit, litigation, prosecution, investigation, enquiry, arbitration or other legal or administrative proceeding (other than as claimant in the collection of debts arising in the Ordinary Course of Business).

(b)	To Vendor’s knowledge, no such legal action, suit, litigation, prosecution, investigation, enquiry, arbitration or other legal or administrative proceeding is pending or threatened by or against the Company (or any person for whose acts or defaults the Company may be liable).

(c)	To Vendor’s knowledge, there are no investigations, disciplinary proceedings or other circumstances likely to lead to any such legal action, suit, litigation, prosecution, investigation, enquiry, arbitration or other legal or administrative proceeding.

6.19	The Period since the Balance Sheet Date

There has not during the period between the Balance Sheet Date and the date of this Agreement been:

(a)	any adverse change in the relationship with customers, suppliers or employees of the Company or with any authorities supervising or otherwise charged with the administration of matters materially affecting the Company;

(b)	any destruction or loss of or damage to any significant property of the Company (whether or not covered by insurance);

(c)	any change in accounting systems, policies, principles or practices by the Company;

(d)	any steps taken to procure payment by any debtor generally in advance of the date on which book and other debts are usually payable in accordance with the standard terms of business of the Company or (if different) the period extended to any particular debtor in which to make payment;

(e)	any delay in making payment to any trade or other creditors beyond the date on which payment of the relevant debt should be paid in accordance with the credit period authorized by the relevant creditors (or (if different) the period extended by the creditors in which to make payment) by the Company;

(f)	any material increase or decrease the level of stock of the Company;

(g)	any agreement entered into or any commitment incurred involving any capital expenditure in excess of EUR 20,000 per item and EUR 100,000 in aggregate, in each case exclusive of value added tax by the Company;

(h)	any agreement or commitment which is not capable of being terminated without compensation at any time with twelve months’ notice or less entered into or amended by the Company;

(i)	any additional borrowings or other indebtedness, in each case in excess of EUR 20,000 exclusive of value added tax, incurred by the Company;

(j)	any guarantee, indemnity or other agreement to secure any obligation of a third party or create any Encumbrance over any of its assets or undertaking in any such case other than in the Ordinary Course of Business entered into or amended by the Company;

(k)	any other event, action, contract or transaction that has or potentially could result in a material adverse effect on the assets, turnover, profitability, financial or trading position or prospects of the Company or the Business; or

(l)	any other action or measure which is outside the Ordinary Course of Business by the Company.

6.20  Nature of Disclosure

Neither this Agreement, any certificates or documents furnished or to be furnished to Purchaser by or on behalf of Vendor or the Company hereunder or in contemplation of this transaction nor any other information given in writing or made available by or on behalf of Vendor or the Company to Purchaser or its representatives in the course of the negotiations leading to this Agreement or in the course of any due diligence or other investigation carried out by or on behalf of Purchaser prior to entering into this Agreement, contain or will contain any untrue, inaccurate or incomplete statement of a material fact or omit to state any material fact relevant for the statements therein and are not misleading. There is no fact, matter, event or circumstance known to Vendor but not disclosed in writing to Purchaser which could reasonably be expected to adversely affect the Business or the operations of the Company or the disclosure of which might reasonably affect the willingness of Purchaser to purchase the Participation or the price at or terms upon which Purchaser would be willing to purchase the Participation.

7.	REPRESENTATIONS, WARRANTIES AND ASSURANCES OF PURCHASER

Purchaser hereby represents, warrants and assures:

(a)	that it is duly organized and validly existing under the laws of its jurisdiction of incorporation; and

(b)	that all corporate action of Purchaser required for the lawful and valid consummation of the transactions contemplated herein have been duly taken; and

(c)	that Purchaser has the authority to execute, deliver and perform this Agreement.

8.	INDEMNITY OF VENDOR

8.1	General Indemnity

(a)	Subject to the limitations set out in Section 8.2, Vendor shall indemnify and hold the Company and, as the case may be, Purchaser harmless against a Loss.

(b)	Purchaser’s remedies shall include, without limitation, the right to claim compensation by way of a reduction of the Purchase Price and compensation for loss, liability or expense suffered by the Company and/or Purchaser as a consequence of a breach by Vendor of this Agreement. Any such compensation shall fully reflect the difference, as at the Closing Date, between (i) the value of the Participation, taking into account any relevant breach and considering such facts and circumstances as may have been relevant to the determination of the Purchase Price, and (ii) the value of the Participation had the breach of Warranty not occurred. For the avoidance of doubt, the Parties shall not be entitled to terminate or rescind this Agreement based on a breach, unless expressly otherwise stated herein.

(c)	Without prejudice to (b) above, where the effect of the breach is that (i) the value of any asset or right (including one warranted to exist but not existing) of the Company is or becomes less than its value would have been had there been no breach of Warranty; or (ii) the Company has or incurs any liability or increase in liability which would not have been incurred if there had been no breach of Warranty, the compensation shall include the full amount of such deficiency or diminution in value of the relevant asset or of the relevant liability or increase in liability

(d)	To the extent that Vendor is in breach of the Warranties contained in Section 6.4 (d) (iii), Vendor shall forthwith pay to or as directed by Purchaser the amount of the respective receivable(s) together with interest thereon, against transfer of the relevant receivable(s) to Vendor. The Parties shall procure that the Company, before the assignment of the relevant receivable(s), shall reasonably endeavor to collect such receivable(s) itself in accordance with the customary business practice of the Company.

(e)	Upon any payment by Vendor pursuant to the provisions of this Section 8.1, it shall be subrogated to all rights to reimbursement or indemnification against third parties relating to the amount so paid or, if subrogation is not possible, Purchaser shall use its reasonably best efforts to enforce such recovery and shall, or shall procure that the Company shall, pay to Vendor, as soon as reasonably practicable after receipt, an amount equal to (i) any sum recovered from the third party less any costs and expenses incurred in obtaining such recovery and less any Taxes attributable to the recovery, or, if less, (ii) the amount previously paid by Vendor to Purchaser less any Taxes attributable to it.

8.2	Limitations of General Indemnity

8.2.1	Monetary Limitations

(i)	Purchaser shall not have the right to indemnification for breach of Warranty unless the total amount of all claims made by Purchaser exceeds EUR 100,000. If the amount of such claims exceeds that threshold in the aggregate, Purchaser shall have the right to indemnification for the full amount of such claims.

(ii)	No individual claim which is less than EUR 10,000 shall be recoverable by the Purchaser, or taken into account in the determination of the amount mentioned in section (a) above, except when several individual claims are based on the same breach or same matter giving rise to a breach, in which case such individual claims shall be considered as one individual claim for the purposes of this sub-clause 8.2.1 (ii).

(iii)	Vendor’s maximum liability shall be limited to the amount of the Purchase Price for breaches of Warranties contained in Section 6.3 (a) (Title and Authority to Transfer the Participation; Capitalization) or Section 6.17 (Tax Warranties), to fifty per cent (50%) of the amount of the Purchase Price for breaches of the Warranty contained in Section 6.8 (Intellectual Property Rights), and to twenty per cent (20%) of the amount of the Purchase Price for breaches of any other Warranties or other claims under this Agreement.

(iv)	The limitations of liability set out in (i) - (iii) above shall not apply to breaches being the result of willful action or gross negligence among representatives of Vendor, or to liabilities based on Section 8.3 (Specific Indemnity), 9.2 (Non-Competition, Non-Solicitation and Secrecy) or 9.3 (Inter Company Liabilities).

8.2.2	Time Limitations

Purchaser shall give notice in writing of any claim under Section 8.1 specifying the nature of the breach in reasonable detail and the amount claimed in respect thereof (or an estimation of such amount) to Vendor within fifteen (15) months from the Closing Date, except for claims based upon breaches of:

(a)	Warranties contained in Section 6.3 (a) (Title and Authority to Transfer the Participation; Capitalization) where no time limit shall exist; and

(b)	Warranties contained in Section 6.17 (Tax Warranties) where a claim shall be presented within fifty (50) days after the receipt of a final and non-appealable ruling by a competent court of law;

it being understood that Purchaser in respect of contingent liabilities or similar losses shall be entitled to specify the amount claimed also after the expiry of the time limits set out in this Section 8.2.2.

8.2.3	Other Limitations

(a)	No indemnification shall be paid under Section 8.1 to the extent that the same damage, loss, liability or expense has been fully indemnified by Vendor under the specific indemnity contained in Section 8.3.

(b)	No indemnification shall be paid under Section 8.1 to the extent a specific provision has been made for the damage, loss, liability or expense in the Accounts.

(c)	No indemnification shall be paid under Section 8.1 to the extent the Purchaser or the Company has failed after the Closing Date to reasonably mitigate the loss that forms the basis for the claim.

(d)	If a damage, loss, liability or expense to be indemnified under Section 8.1 is a tax deductible item and a related tax deduction results in actual tax savings for Purchaser or the Company, the amount of such actual tax savings shall be deducted from the indemnification, it being understood that this shall not restrict Purchaser or the Company to arrange their tax matters and planning in their sole discretion. If a payment made by Vendor under Section 8.1 is a taxable income for the receiver or subject to withholding, the amount of a claim made under Section 8.1 shall be increased mutatis mutandis.

(e)	If a damage, loss, liability or expense to be indemnified under Section 8.1 is actually compensated based on an insurance policy, the amount of such actual compensation shall be deducted from the indemnification, it being understood that this shall not restrict Purchaser or the Company to arrange their insurance matters in their sole discretion and that Vendor shall compensate the Company for any increase in insurance premiums resulting therefrom.

8.3	Specific Indemnity

Vendor shall indemnify and hold Purchaser harmless against all damage, loss, liability or expense (including, without limitation, reasonable expenses of investigation and attorneys’ fees) suffered by the Company and/or Purchaser resulting from the following facts, matters, occurrences or events (irrespectively of whether or not Vendor is in breach of the Warranties or any other provision of this Agreement and irrespectively of any knowledge of Purchaser):

(a)	failure by the Company to have sufficiently protected its Intellectual Property in relation to the products sold by the Company by entering into written license agreements with its customers and other cooperation partners;

(b)	non-compliance by the Company of the applicable data protection legislation by failing to nominate appropriate data processors or to have sufficient information on the data subjects, such as actual and potential clients and suppliers; and

(c)	costs, liabilities, expenses or claims related to the transfer of employees to or from the Company pursuant to Section 5.2 (e) above.

Purchaser shall give notice in writing of any claim based on this Section 8.3, specifying the nature of the breach in reasonable detail and the amount claimed in respect thereof (or an estimation of such amount) to Vendor within fifteen (15) months from the Closing Date, except for breaches of sub-clause (a) hereof, where no time limitation shall apply.

9.	ADDITIONAL AGREEMENTS

9.1	Related Agreements

Vendor and Purchaser agree to cause the following agreements (the “Related Agreements”) substantially in the substance and form as set forth in Schedule 9.1, to be entered into before and as a condition for Closing by the respective parties thereto:

(a)	Agreement on Transfer of Intellectual Property Rights by and between the Company and Vendor;

(b)	Facilities Agreement by and between the Company and Vendor;

(c)	Amendment to the Sales Distributor Agreement by and between the Company and Vendor; and

(d)	Amendment to the Research and Development Agreement by and between the Company and Sunrise Telecom China.

9.2	Non Competition, Non-Solicitation and Secrecy

(e)	Vendor hereby undertakes for a period of three (3) years from the Closing Date not, without the prior written consent of Purchaser, to directly or indirectly engage in, or to assist or have any active or economical interest in any person, corporation or business entity, which is or is about to become engaged in, any business competing with the Business. For the sake of clarity, the acquisition of any shares or interest in Vendor by a third party engaged in any business competing with the Business shall not be considered as a breach of the non-competition obligation contained in this Section 9.2 (a).

(f)	Vendor hereby undertakes for a period of three (3) years from the Closing Date not, without the prior written consent of Purchaser, to (i) employ, hire or solicit the employment or hiring of (whether for its own benefit or for the benefit of any other person, corporation or business entity) any employees or officers who are employed by or providing services to the Company or (ii) solicit away from the Company the custom of any person, firm or company who has within two years prior to Closing been a regular customer of the Company.

(g)	Vendor hereby undertakes at any time whether before or after the Closing Date not without the written consent of Purchaser to divulge or use, whether directly or indirectly, for its own benefit or for the benefit of any person, corporation or business entity other than Purchaser or the Company, as the case may be, any information or knowledge concerning the Business or the Company, not in the public domain.

(h)	In case of a breach by Vendor of the obligations contained in Section 9.2 (a), which breach cannot be remedied or has not been remedied within sixty (60) days from the receipt of a written notice thereof, Vendor agrees to pay to Purchaser immediately at request by means of liquidated damages an amount of five million Euros (EUR 5,000,000).

(i)	In case of a breach by Vendor of the obligations contained in Sections 9.2 (b) or 9.2 (c), which breach cannot be remedied or has not been remedied within sixty (60) days from the receipt of a written notice thereof, Vendor agrees to pay to Purchaser immediately at request by means of liquidated damages an amount of one hundred thousand Euros (EUR 100,000).

(j)	Where the actual damages suffered by Purchaser or the Company as a result of any breach of the obligations contained in this Section 9.2 are greater than the amount of liquidated damages, Purchaser is entitled to receive compensation for the full amount of damages so suffered.

9.3	Inter Company Liabilities

The Vendor shall not, and shall procure that none of the other Vendor’s Affiliated Companies shall, after Closing request repayment in respect of any claim (other than ordinary trading balances) against the Company. For the avoidance of doubt, all liabilities (other than ordinary trading balances) of the Company towards the Vendor or any of the Vendor’s Affiliated Companies shall be considered discharged by way of the payment of the Intra-Group Receivables on or before Closing in accordance with Section 5.7 (h).

9.4	Other undertakings

(a)	Vendor hereby assigns and shall procure that its Affiliated Companies assign to the Company all of their rights to use as from the Closing Date the trade name “Protocol Products Group”.

(b)	Vendor and the Company shall cause that any data and documentation reasonably required in order to enable the due performance of the duties of the transferring employees’ referred to in Section 5.2 (f) with the transferee entity (excluding for the avoidance of doubt any confidential information concerning the transferor), shall be also transferred to such transferee substantially concurrently with the transfer of employees.

9.5	Right to Set-Off

Purchaser and/or the Company shall have the right to set-off any claim they or any of them may have towards Vendor under this Agreement or the Related Agreements against any claim Vendor may have towards Purchaser and/or the Company under the Related Agreements or any other agreements or arrangements. For the sake of clarity, Purchaser is entitled to deduct the amount of Intra-Group Receivables from the payment to be made upon Closing to Vendor pursuant to Section 5.7 (e), and pay such amount directly to the Company on behalf of Vendor.

10.	MISCELLANEOUS

10.1	Notices

All notices, demands or other communication, which all shall be in the English language, to or upon the respective Parties hereto shall be deemed to have been duly given or made when delivered by mail or telefax to the Party in question as follows:

If to Purchaser:	LTE Innovations Oy c/o Tilitoimisto Ikonen
address:	Katinkuja 10 15300, Lahti, Finland
telefax:	+358 3 756 2910
attention:	Mr. Jarkko Multanen

with a copy to:	Roschier, Attorneys Ltd. Keskuskatu 7 A
00100 Helsinki, Finland
telefax:	+358 20 506 6100
attention:	Mr. Mika Alanko

If to Vendor:	Sunrise Telecom Incorporated
address:	302 Enzo Drive San Jose, CA 95138 USA
telefax:	+1 408-363-8313
attention:	General Counsel

with a copy to:	Castrén & Snellman Attorneys Ltd.
address:	P.O. Box 233 00131 Helsinki, Finland
telefax:	+358 20 7765 001
attention:	Mr. Jan Örndahl

or at such other address as the respective Party hereto may hereafter specify in writing to the other Party.

10.2	Legal and Other Costs

Vendor and Purchaser shall bear its own fees and expenses in connection with the preparation for and completion of the transactions contemplated hereby, including, but not limited, to all fees and expenses of agents, brokers, investment bankers, advisers, representatives, counsels and accountants, and Vendor shall not, directly or indirectly, charge the Company, or otherwise seek reimbursement from the Company, for said fees and expenses.

10.3	Schedules Incorporated

Each Schedule to which reference is made herein and which is attached hereto shall be deemed to be incorporated in this Agreement by such reference.

10.4	Headings

The headings of this Agreement are for convenience of reference only and shall not in any way limit or affect the meaning or interpretation of the provisions of this Agreement.

10.5	Assignment

This Agreement and the rights and obligations specified herein shall be binding upon and inure to the benefit of the Parties hereto and shall not be assignable by either Party hereto except, in the case of Purchaser, to one or more of Purchaser’s Affiliated Companies, however, that Purchaser shall remain liable for the fulfillment of this Agreement and the payment of the Purchase Price as provided hereunder.

10.6	No Waiver

Failure by any Party at any time or times to require performance of any provisions of this Agreement shall in no manner affect its right to enforce the same, and the waiver by any Party of any breach of any provision of this Agreement shall not be construed to be a waiver by such Party of any succeeding breach of such provision or waiver by such Party of any breach of any other provision hereof.

10.7	Transfer Tax

The transfer tax levied on the purchase of the Participation shall be borne by Purchaser.

10.8	Governing Law

This Agreement shall be governed by and construed in accordance with the substantive laws of Finland. Notwithstanding the foregoing, the Finnish Sale of Goods Act (355/1987 as amended) shall not apply.

10.9	Arbitration

Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or invalidity thereof shall be finally settled by arbitration in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce. The arbitration shall be held in Helsinki and the arbitration proceedings shall be conducted in the English language.

10.10	Amendments

Any amendments to this Agreement shall be in writing and shall have no effect before signed by the duly authorized representatives of both Parties.

10.11	Provisions Severable

If any part of this Agreement is held to be invalid or unenforceable such determination shall not invalidate any other provision of this Agreement; however, the Parties hereto shall attempt, through negotiations in good faith, to replace any part of this Agreement so held to be invalid or unenforceable in order to give effect to the commercial intentions of the Parties when signing this Agreement. The failure of the Parties to reach an agreement on a replacement provision shall not affect the validity of the remaining part of this Agreement.

10.12	Publicity

Save as required for the payment of transfer tax or otherwise by law, governmental decree, applicable stock exchange rules, any other applicable regulations or any official action, the contents of this Agreement, except for the transfer of the title to the Participation from Vendor to Purchaser, shall remain secret indefinitely. All press releases and other public relations activities of the Parties with regard to the transfer of the Participation shall be mutually approved by Purchaser and Vendor in advance.

10.13	Counterparts of the Agreement

This Agreement has been executed in two (2) identical counterparts, one (1) for Purchaser and one (1) for Vendor.

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the day and year first above written.

[signature page to follow]

signature page of the Participation Purchase Agreement between Sunrise Telecom Incorporated and LTE Innovations Oy, dated 19 November 2008

SUNRISE TELECOM INCORPORATED	LTE INNOVATIONS OY

/s/ Paul Marshall	/s/ Jorma Heinonen
Paul Marshall	Jorma Heinonen